



SECURITI  04004047 SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25572

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___05/01/03___ AND ENDING ___12/31/03___
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PWMCO, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

310 South Michigan Avenue, Suite 2600

(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Gregory E. Wolf___   (312) 922-0355
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.

(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Gregory E. Wolf_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____PWMCO, LLC_____ , as of _____December 31_____, 20 03___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____

_____
Signature

Treasurer/Manager
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PWMCO, LLC

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2003

DUNLEAVY & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Member of
PWMCO, LLC

We have audited the accompanying statement of financial condition of PWMCO, LLC as of December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PWMCO, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
February 11, 2004

PWMCO, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 30,345,782
Receivables from broker/dealers and clearing organizations	706,604
Receivables from customers	6,257,473
Exchange membership, at cost	18,000
Other assets	15,167
TOTAL ASSETS	$ 37,343,026

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES	
Accounts payable and accrued expenses	$ 79,756
Payable to customers	36,206,433
Total Liabilities	$ 36,286,189
Member's Capital	$ 1,056,837
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 37,343,026

The accompanying notes are an integral part of this financial statement.

PWMCO, LLC

NOTES TO FINANCIAL STATEMENTS

EIGHT MONTHS ENDED DECEMBER 31, 2003

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a limited liability company, was organized in the state of Delaware on January 16, 2003. The Company is registered as a broker/dealer and an investment advisor with the Securities and Exchange Commission and is also a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities and the rendering of investment advice. Operations began on May 1, 2004.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Securities - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Managers. The resulting difference between cost and market (or fair value) is included in income.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date of less than 90 days when purchased by the Company, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

NOTE 2 - AVAILABILITY OF FORM ADV PART II

The Company's Form ADV Part II is available to the Company's investment advisory clients upon request.

PWMCO, LLC

NOTES TO FINANCIAL STATEMENTS

EIGHT MONTHS ENDED DECEMBER 31, 2003

NOTE 3 - INCOME TAXES

As a limited liability company the Company has elected to file as a partnership for federal income tax purposes. Income taxes are therefore the responsibility of the individual member of the Company.

NOTE 4 - CASH AND SECURITIES SECREGATED UNDER FEDERAL AND OTHER REGULATIONS

Included in cash and cash equivalents is cash of $19,480 and U.S. Treasury securities with a market value of $29,463,473 which have been segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 5 - INFORMATION PURSUANT TO NASD CONDUCT RULE 2280

An investor brochure that includes information describing the NASD's Public Disclosure Program will be made available to customers of the Company upon request. The NASD Regulation Public Disclosure Program Hotline Number is (800)289-9999. In addition, the NASD Regulation Web Site address is www.NASDR.COM.

NOTE 6 - RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments on behalf of its customers. These financial instruments include options and when-issued securities. These derivative financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market risk.

When-issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the customer receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates. In addition, the Company's customers have sold securities they do not own and therefore will be obligated to purchase such securities at a future date.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions, including those previously noted. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

The Company's customers securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers

PWMCO, LLC

NOTES TO FINANCIAL STATEMENTS

EIGHT MONTHS ENDED DECEMBER 31, 2003

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK - (Continued)

may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

NOTE 8 - NET CAPITAL REQUIREMENTS

As a member of the National Association of Securities Dealers, Inc. and the Chicago Stock Exchange, Inc., the Company is subject to the Uniform Net Capital Rule, which requires that the Company maintain a ratio of aggregate indebtedness to net capital, as defined, not to exceed 1500%. In addition, net capital, as defined, shall not be less than $250,000. At December 31, 2003 net capital was $1,023,670 and required net capital was $250,000. The ratio of aggregate indebtedness to net capital was 161%.

PWMCO, LLC

NOTES TO FINANCIAL STATEMENTS

EIGHT MONTHS ENDED DECEMBER 31, 2003

NOTE 9 - FINANCIAL STATEMENTS

For purposes of the Statement of Changes in Member's Capital and Statement of Cash Flows, all activity has been represented after the initial capital contribution listed in Note 10 below.

NOTE 10 - RELATED PARTY INFORMATION

The Company is a single member limited liability company and is wholly owned by Mac-Per-Wolf Company (f/k/a Perkins, Wolf, McDonnell and Company), hereafter referred to as the Member. During the year ended December 31, 2003, the Member transferred its registrations as a securities broker/dealer to the Company. The Company also registered as an investment advisor. Effective May 1, 2003, the Company assumed all of the securities brokerage business and a portion of the investment advisory business of the Member. The income and expenses for the securities and advisory business earned by the Member for the four months ended April 30, 2003 are:

Revenue	
Commissions income	$ 5,605,672
Investment advisory fees	439,671
Other	112,776
Total Revenue	$ 6,158,119
Expenses	
Compensation and related benefits	$ 1,307,756
Commissions, clearance and floor brokerage expenses	45,581
Other expenses	406,697
Total Expenses	$ 1,760,034
NET INCOME	$ 4,398,085

NOTE 10 - RELATED PARTY INFORMATION – (Continued)

In addition, effective May 1, 2003, the Member transferred various assets and liabilities to the Company relating to its brokerage business as follows:

Assets	Amount
U.S Treasuries and cash held for the benefit of customers	$ 24,472,016
Receivables from customers	3,041,604
Net receivables from broker/dealers	545,763
Exchange membership, at cost	18,000
Total	$ 28,077,383

Liabilities and Capital Contributions	Amount
Payables to customers	$ 27,077,383
Member contribution	1,000,000
Total	$ 28,077,383

Through common ownership and management, the Company is affiliated with Perkins, Wolf, McDonnell and Company, LLC. (Perkins LLC), an investment advisor. In addition to sharing office expenses, the two Companies also share employees. In accordance with various written agreements, the Company has agreed to reimburse Perkins LLC for these shared expenses. For the period ended December, 31, 2003, the Company incurred costs totaling $287,299 for compensation of shared employees and $20,852 for shared facilities. At that date, the Company owed Perkins LLC $9,193 relating to these expense sharing agreements.